Exhibit 2

Avricore Health Refocuses Strategy to Unlock Growth Potential

VANCOUVER, British Columbia, November 14, 2024 - Avricore Health Inc. (TSX-V: AVCR) (“Avricore” or the “Company”), a leader in pharmacy-based point-of-care testing solutions, today announces a strategic shift to increase its focus on the rapidly expanding UK healthcare market and begin concluding its Canadian pharmacy partnership with Shoppers Drug Mart.

This shift in market development builds on the UCL Partners announcement of its rapid cholesterol initiative in community pharmacies in North East London.

Key Business Update:

●	Shoppers Drug Mart existing program to wind down over a multi-month transition period, ending March 30, 2025

●	Continuing growth strategy execution with Canadian pharmacy customers such as Rexall throughout 2025

●	Advancing ongoing business development initiatives and discussions to expand within domestic and international markets

●	Strategic plan to redeploy assets to UK market, where NHS investment in pharmacy services exceeds CAD$1 billion

●	Initial UK deployment has already commenced with UCL Partners in North East London

●	Strong cash position maintained to support market expansion

“While the conclusion of our Shoppers Drug Mart relationship represents the end of a chapter, it has accelerated our focus on the UK market where we see significantly greater potential for HealthTab™,” said Hector Bremner, CEO of Avricore Health. “The NHS’s massive investment in pharmacy services, combined with their integrated health system and commitment to preventative care, presents an opportunity that far exceeds what we could achieve in the Canadian market. Our early traction in London demonstrates the strategic value of this pivot.”

HealthTab™ has proven that it can rapidly scale nationally and elevate patient and practitioner experience with point-of-care testing in community pharmacy. It has also proven that the pharmacy practice and patient benefit greatly from its utilization, by making it easy to scale rapid screening and early diagnosis related to chronic disease.

During screening periods in Canada, thousands of patients were screened and received valuable interventions in their care, improving patient outcomes. For example, up to 19% of patients tested during one period presented with elevated A1c levels which indicated undiagnosed pre-diabetes or diabetes, with 6% being undiagnosed diabetics.

Further to this, heart disease was also commonly identified through HealthTab™, allowing pharmacists to engage the patient in a new treatment plan, which both realized untapped opportunity for the pharmacy to serve a patient and cost savings to public health by reducing the risks associated with a major event, such as heart attack or stroke.

On October 11, the NHS Confederation, who represent NHS providers with over 1.5 million staff, caring for more than 1 million patients a day and control £150 billion of public expenditure, released their report measuring return on investment (ROI) for healthcare expenditures. The report listed community based cardiovascular disease screening and prevention as one of the best ROI’s at £7.52 per £1 invested after five years, further stating that “Implementing community pharmacies to aid in the detection of cardiovascular disease provided the quickest return, within one year.”

The Company, armed with the learnings from its significant scale up in Canada, is more confident than ever in HealthTab’s bright future. It is focused on expanding in international markets which have the most supportive policies and resources, like the UK, and are actively working to grow global market share. With a solid plan, sufficient runway, and strategic assets, the Company is well-equipped to meet the challenges and opportunities ahead.

UK Market Opportunity

The timing of this strategic shift aligns with unprecedented investment in UK pharmacy services:

●	£645 million NHS commitment to Pharmacy First program

●	Standardized electronic health records integration across all NHS services

●	National focus on preventative healthcare and reducing health inequalities

●	Pharmacy-based screening programs showing strong patient uptake

Initial UK Implementation

The Company’s first UK deployment in North East London pharmacies targets an area with significant cardiovascular disease burden and demonstrates the HealthTab™ platform’s potential for rapid scaling:

●	Partnership with UCL Partners, one of the world’s leading academic health science centers

●	Integration with NHS pathways and systems

●	Focus on areas with highest preventable disease burden

●	Strong support from local health authorities and pharmacy leadership

Financial Position and Forward Strategy

Avricore maintains a solid financial foundation to execute this strategic pivot:

●	Five-month transition period with Shoppers Drug Mart ensures operational continuity

●	Cash position remains strong to support UK market entry

●	Actively pursuing additional pharmacy partnerships in multiple markets

●	Evaluating complementary strategic opportunities

“The UK healthcare system’s integrated approach and commitment to pharmacy-based services makes it an ideal market for HealthTab™,” added Mr. Bremner. “Our technology platform, proven through our Canadian operations, positions us to capture this larger opportunity and create significant value for patients, pharmacies, and shareholders.”

Investor Call Details

The Company will host a conference call via Zoom on November 18th at 2pm PT to discuss this strategic pivot and provide additional details on its UK growth strategy.

For an invite to the call, please email: investor@avricorehealth.com

Reference Links:

UCL Partners Program Announcement: https://uclpartners.com/news-item/new-rapid-cholesterol-test-is-launched-in-north-east-london-pharmacies/

NHS Confederation ROI Report: https://pharmaceutical-journal.com/article/news/pharmacist-led-cardiovascular-disease-interventions-provide-highest-return-on-investment-says-nhs-report

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)

●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)

●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)

●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed (Source)

●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at advancing pharmacy practice and patient care. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy